UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, January 2026

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

2025 Annual Meeting of Shareholders and Amendments to Memorandum and Articles of Association

As previously reported, on December 18, 2025, Freight Technologies, Inc. (the “Company”) held its 2025 Annual Meeting of Shareholders at which the Company’s shareholders approved and ratified an amendment to the amended and restated memorandum and articles of association of the Company providing for the mandatory conversions of the Company’s preferred shares. Following the meeting, on the same day, the Company filed an Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs in the British Virgin Islands Registrar (the “BVI Registrar”) (the “December 18 Amended and Restated M&A”).

Additionally, in connection with the Share Purchase Agreement (as defined below), on December 30, 2025, the Company’s Board of Directors approved, and the Company filed, a further Amended and Restated Memorandum and Articles of Association with the BVI Registrar (the “December 30 Amended and Restated M&A” and, together with the December 18 Amended and Restated M&A, the “M&A Amendments”) pursuant to which the Board established a new series of preferred shares known as the Series C preferred shares, par value $0.0001 per share (the “Series C Preferred Shares”. The material terms of the Series C Preferred Shares are as follows:

●	Number of Authorized Shares: 12,000,000 Series C Preferred Shares.

●	Stated Value: The Series C Preferred Shares have a stated value per share of $1.00 (the “Series C Stated Value”).

●	Conversion: Each Series C Preferred Share is immediately convertible on the date of issuance, by dividing the Series C Stated Value by the applicable conversion price (the “Conversion Price”) at the option of the shareholder thereof, at any time and from time to time, and without the payment of additional consideration by the shareholder thereof, into such number of fully paid and non-assessable ordinary shares of the Company with no par value per share (the “Ordinary Shares”). Pursuant to the December 30 Amended and Restated M&A, the Conversion Price will be the quotient of: (i) the Stated Value divided by (ii) the lower of (A) $3.012 with respect to the Series C Preferred Shares issued to the Seller (as defined below) and, with respect to any other issuance, 120% of the market price per Ordinary Share on the date immediately preceding the date of issuance of such Preferred Shares, and (B) the greater of (a) the lowest daily volume-weighted average price of the Ordinary Shares during the seven consecutive trading days immediately prior to the applicable date of conversion, and (b) $0.279 with respect to the Preferred Shares issued to the Seller and, with respect to any other issuance, 20% of the market price per Ordinary Share on the date immediately preceding the date of issuance of such Preferred Shares (the “Floor Price”, which Floor Price shall be adjusted proportionally for forward and reverse share splits); in each case subject to the terms and conditions set forth in the Amended and Restated M&A.

●	Beneficial Ownership Limitation: A holder of Series C Preferred Shares will not have the right to convert any Series C Preferred Shares, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 4.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”), however, a holder of Series C Preferred Shares, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

●	Liquidation Rights: In the case of a liquidation or winding-up of the Company, holders of Series C Preferred Shares are entitled to receive the assets, whether capital or surplus, of the Company to the same extent as if such Series C Preferred Shares have been converted in full into Ordinary Shares.

●	Voting Rights: Series C Preferred Shares are not entitled to vote on matters of the Company until such Series C Preferred Shares are converted into Ordinary Shares.

●	Issuance of Series C Preferred Shares: So long as the Seller (as defined below) holds any Series C Preferred Shares, the Company shall not issue any Series C Preferred Shares without the prior written consent of the Seller.

The foregoing descriptions of the M&A Amendments do not purport to be complete and are qualified in their entirety by reference to the full texts of the M&A Amendments, copies of which are filed as Exhibits 3.1 and 3.2 hereto, respectively, and incorporated herein by reference.

Acquisition of JAK Solar and Issuance of Series C Preferred Shares in Connection therewith

As previously disclosed, on December 9, 2025, the Company entered into that share purchase agreement (the “Share Purchase Agreement”), with DIP SPV I, L.P., a limited partnership organized under the laws of the British Virgin Islands (the “Seller”). On December 31, 2025, the Company closed the transaction contemplated by the Share Purchase Agreement (the “Closing”), in which the Company acquired all of the equity interests in JAK Solar Loans 1 Limited, a company limited by shares organized under the laws of the British Virgin Islands and a wholly owned subsidiary of the Seller, and issued to the Seller as consideration therefor 5,500,000 Series C Preferred Shares (the “Acquisition”). A detailed description of the Acquisition appears in the Company’s Report of Foreign Issuer on Form 6-K furnished with the Securities and Exchange Commission on December 12, 2025.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association dated as of December 18, 2025
3.2	Amended and Restated Memorandum and Articles of Association dated as of December 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2026	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Financial Officer